05037793

SECU...ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 66176

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCM Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 SOUTH GRAND AVENUE (28TH FLOOR)
(No. and Street)

LOS ANGELES	CALIFORNIA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN EDWARDS (213) 830-6229
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Edwards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCM Investments, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

WENDE LEE
COMM. # 1307001
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. JUNE 30, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCM INVESTMENTS, LLC

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of OCM Investments, LLC

We have audited the accompanying statement of financial condition of OCM Investments, LLC as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OCM Investments, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 11, 2005

OCM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	44,072
Prepaid expenses		52,869
Computer equipment, net		15,000
Receivable from related party		5,592
Deposits		700
	$	118,233
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	19,959
Members' equity		98,274
	$	118,233

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

OCM Investments, LLC (the "Company") is a securities broker-dealer that facilitates the private placement of interests in limited partnerships managed by an affiliated investment adviser, Oaktree Capital Management, LLC ("Oaktree"). The Company, a majority-owned subsidiary of Oaktree, is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC) under paragraph (k)(2)(i).

Computer Equipment

Computer equipment is recorded at cost and depreciated using the straight-line method over three years.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the members' tax returns. The Company is subject to a state annual minimum franchise tax and limited liability company fee.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Related-party transactions

In accordance with the Company's limited liability agreement, Oaktree pays the Company a fee for services provided equivalent to 110 percent of costs incurred by the Company in its operations. Oaktree is the managing member of the Company. In relation to this agreement, the Company has a receivable of $5,592 from Oaktree at December 31, 2004. In addition, pursuant to the Company's limited liability agreement, Oaktree pays all shared overhead expenses of the Company, such as compensation, benefits, rent and other expenses incurred in maintaining the Company's place of business. The Company has no obligation to repay Oaktree for such costs.

3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 in the broker-dealer's first 12 months of operation, and compliance with restrictions on withdrawal of equity. At December 31, 2004, the Company had net capital of $24,113, which was $19,113 in excess of its required minimum net capital of $5,000.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2004.